

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via Facsimile
Joe A. Davis
Executive Vice President
Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas 75201

> **Re: Crosstex Energy, L.P.**
> **Crosstex Energy Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 15, 2012**
> **File No. 333-185409**

Dear Mr. Davis:

We have reviewed your amended registration statement and your letter dated January 15, 2013, and we have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. See Compliance and Disclosure Interpretations, *Securities Act Forms*, Question 123.05 at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm*.

2.	We note that you have not yet filed your Form 10-K for the year ended December 31, 2012 and, accordingly, have not incorporated it by reference into your registration statement. Please provide your analysis as to how you intend on providing the information required by Item 19(b) of Form S-4.

3.	We note that you have completed two equity offerings since the filing of your initial registration statement. Please tell us what consideration you have made with respect to updating your registration statement to discuss such offerings.

Exhibit 5.1

4.	We note your response to comment two in our letter dated January 7, 2013 that the legality opinion may be limited to the referenced laws. We do not concur. Please obtain and file a new legality opinion that is not limited to Delaware, Texas, New York and federal law. In this regard, we refer you to Section II.B.1.e. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* at *http://sec.gov/interps/legal/cfslb19.htm#sdfootnote20anc*.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Douglas M. Rayburn
        Baker Botts L.L.P.